Filed by Covista Communications, Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                 Subject Company: Capsule Communications, Inc.
                                                  Commission File No.: 0-22944

FORWARD-LOOKING STATEMENTS

Some of the statements in this document are "forward-looking statements" and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Companies' plans, objectives, expectations and intentions, involve risks and uncertainties, and may not be indicative of future results. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate the combined company; the ability to successfully develop and bring new services tomarket; and other risks discussed in the SEC filings of the respective companies, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov. A reader of this document should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. Neither Covista nor Capsule assumes the obligation to update any forward-looking statement, except as is required by applicable law.

OTHER LEGAL INFORMATION

Covista plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and each of Covista and Capsule expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when such documents are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Covista, Capsule, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein also can be obtained, without charge, by directing a request to Covista Communications, Inc., 150 Clove Road, Little Falls, NJ 07424, Attention: Thomas P. Gunning (973-812-1100), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020, Attention: David B. Hurwitz (215-244-3433).

Capsule, its directors, executive officers and certain members of management and employees may be soliciting proxies from Capsule's shareholders in favor of the adoption of the merger agreement. A description of any interests that Capsule's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

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Covista, its directors, executive officers and certain members of management and employees may be soliciting proxies from Covista's shareholders in favor of the issuance of Covista shares in connection with the merger. A description of any interests that Covista's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

The Communication filed herewith is an August 3, 2001 press release of Covista announcing an enhanced Network services relationship with Global Crossing Ltd.


                                 NEWS RELEASE

FOR IMMEDIATE RELEASE

       COVISTA COMMUNICATIONS, INC. AND GLOBAL CROSSING LTD. ENHANCE
                      NETWORK SERVICES RELATIONSHIP

LITTLE FALLS, N.J.   August 3, 2001  Covista Communications, Inc. (NASDAQ:
CVST) has signed two agreements with Global Crossing Bandwidth, Inc., a subsidiary of Global Crossing Ltd. (NYSE: GX), for network service solutions, furthering the expansion of Covista's national telecommunications and data services network. The primary agreement is a 10-year commitment for approximately 2.8 billion DS-O channel miles of telecommunications capacity. The second agreement provides for multiyear interconnection facilities and network services. As a result of these agreements, Covista's network is configured to handle more than 100,000 simultaneous telephone calls.

"Global Crossing is pleased to sign a deal that further enhances our existing relationship with Covista Communications. In addition to assisting Covista in the execution of its business plans, this agreement highlights our ongoing commitment to current customers and our ability to continually deliver timely and cost-effective network solutions, which is paramount to our success in the Carrier to Carrier marketplace," said Brian Fitzpatrick, president, Global Crossing Carrier Services.

John Leach, president and CEO of Covista, added, "For the past several months, we have been developing a comprehensive plan to modernize and to redefine the
Covista business   from a Northeast regional provider of wholesale and
commercial long-distance services, to a nationwide provider of telecommunications, data and Internet services to an enhanced commercial, residential and wholesale market. These agreements should enable us to accelerate the launch of our previously announced business initiatives, and also to seek out new business opportunities aggressively and from a position of competitive strength."

ABOUT COVISTA

Headquartered in Little Falls, New Jersey, Covista Communications, Inc. is a facilities-based provider of voice, data and Internet solutions to the commercial, residential and wholesale carrier markets. Covista offers domestic and international switched and dedicated communications solutions, providing businesses and residential customers with a range of competitively priced state-of-the-art technologies and quality customer care.

For more information about Covista and the products and services that it offers, please visit www.covista.com.


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ABOUT GLOBAL CROSSING

Global Crossing Ltd. (NYSE: GX) provides telecommunications solutions over the world's first integrated global IP-based network, which will have approximately 100,000 route miles, reaching 27 countries and more than 200 major cities. Global Crossing serves many of the world's largest corporations, providing a full range of managed data and voice products and services. Global Crossing operates throughout the Americas, Europe, and the Asia/Pacific region, and provides services in Asia through its subsidiary, Asia Global Crossing (NYSE: AX). Global Crossing Solutions provides integrated telecommunications solutions, including network outsourcing, to large global enterprises. Please visit www.globalcrossing.com or www.asiaglobalcrossing.com for more information.

                                    # # #

Statements made in this press release that state the Company's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: the ability to complete systems within currently estimated time frames and budgets; the ability to compete effectively in a rapidly evolving and price competitive marketplace; possible reductions in demand for our products and services due to competition or changes in industry conditions; changes in the nature of telecommunications regulation in the United States and other countries; changes in business strategy; the successful integration of newly-acquired businesses; the impact of technological change; and other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission.

CONTACT COVISTA

Thomas Gunning
Chief Financial Officer
Covista Communications, Inc.
Tel: (973) 812-1100
Fax: (973) 237-6414
Email: tgunning@covista.com